                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of March 2006




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]     Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes [ ]           No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

        This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             BANCOLOMBIA S.A.
                                               (Registrant)



Date: March 02, 2006                By /s/ JAIME ALBERTO VELASQUEZ B.
                                       ------------------------------------
                                          Name:  Jaime Alberto Velasquez B.
                                          Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)


                         CONSOLIDATED FINANCIAL RESULTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2005

MARCH 2, 2006. Medellin, Colombia -- Today, BANCOLOMBIA S.A. (NYSE: CIB) announced the financial results for the quarter ended December 31, 2005.(1)

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT                                              QUARTER                     GROWTH
(Ps millions)                                              3Q 05            4Q 05          4Q 05/ 3Q 05
--------------------------                             ------------      ------------      ------------
ASSETS
Loans and financial leases, net                          17,245,858        17,920,370              3.91%
Investment securities, net                                7,636,300         8,459,703             10.78%
Other assets                                              3,966,172         4,423,444             11.53%
                                                       ------------      ------------      ------------
TOTAL ASSETS                                             28,848,330        30,803,517              6.78%
                                                       ------------      ------------      ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS                                                 17,516,446        18,384,982              4.96%
Non-interest bearing                                      2,613,728         3,530,279             35.07%
Interest bearing                                         14,902,718        14,854,703             -0.32%
OTHER LIABILITIES                                         8,101,685         9,041,245             11.60%
TOTAL LIABILITIES                                        25,618,131        27,426,227              7.06%
Shareholders' equity                                      3,230,199         3,377,290              4.55%
                                                       ------------      ------------      ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               28,848,330        30,803,517              6.78%
                                                       ------------      ------------      ------------

Interest income                                             885,126           793,968            -10.30%
Interest expense                                            284,961           286,994              0.71%
NET INTEREST INCOME                                         600,165           506,974            -15.53%
Net provisions                                              (58,115)          (22,406)           -61.45%
Fees and income from service, net                           207,961           212,777              2.32%
Other operating income                                       47,501             7,883            -83.40%
Operating expense                                          (468,675)         (375,591)           -19.86%
Non-operating income, net                                   (16,420)           20,006            221.84%
Income tax expense                                          (43,178)          (93,065)           115.54%
                                                       ------------      ------------      ------------
NET INCOME                                                  269,239           256,578             -4.70%
                                                       ------------      ------------      ------------

----------

(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. Any reference to BANCOLOMBIA must be understood as to the Bank together with its affiliates, unless otherwise specified. The unaudited pro forma combined condensed financial statements for the fourth quarter of 2004 and as of December 31, 2004 and the relevant numbers developed from such financial statements presented below are derived from (a) the unaudited consolidated financial statements of Bancolombia as of September 30, 2004 and as of December 31, 2004, (b) the unaudited consolidated financial statements of Corporacion Financiera Nacional y Suramericana S.A. ("Corfinsura"), giving effect to the spin-off of the portion of Corfinsura's assets and liabilities that were not assumed by Bancolombia through the merger, as of September 30, 2004 and, as of December 31, 2004 and (c) the unaudited consolidated financial statements of Conavi Banco Comercial y de Ahorros S.A ("Conavi"), as of September 30, 2004 and as of December 31, 2004, as if the merger had been completed as of those dates.

These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia (COLGAAP), are stated in nominal terms and have not been audited. Even though for purposes of COLGAAP historical pro forma information is not required, these pro forma financial statements are presented for comparison purposes.

The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Bancolombia would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined condensed financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs currently expected to result from the merger. No assurance can be given that any such savings or other expected benefits of the merger will in fact take place, whether at the level of management's current expectations or at all.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: December 31, 2005 Ps 2,284.22 = US$ 1 Average exchange rate December 2005 Ps 2,320.77 = US$ 1


CONTACTS

SERGIO RESTREPO            JAIME A. VELASQUEZ         MAURICIO BOTERO
EXECUTIVE VP               FINANCIAL VP               IR MANAGER
TEL.: (574) 5108668        TEL.: (574) 5108666        TEL.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                            4Q05


1.       HIGHLIGHTS:

     o This is the second time BANCOLOMBIA has released consolidated results since the merger that took place on July 30, 2005. This report contains pro forma figures for the fourth quarter of 2004 and for the period ended December 31, 2004 as if the spin off of Corfinsura and the merger with Conavi and Corfinsura (after the spin-off) had taken place on those dates, for the purpose of comparison. All references to numbers for periods prior to the merger contained herein were derived from such pro forma consolidated financial statements.

     o Net income for the year totaled Ps 946.9 billion, increasing 18.2% as compared to Ps 801.1 billion pro forma for 2004. During the fourth quarter, net income amounted to Ps 256.6 billion, which represents a 1.9% increase compared to the same period of 2004 pro forma.

     o As of December 31, 2005, BANCOLOMBIA's net loans totaled Ps 17,920 billion, increasing 3.9% compared to Ps 17,246 billion in the previous quarter. On a year-to-year basis, this represents an increase of 14.8% from Ps 15,611 billion pro forma at December 31, 2004. On the other hand, investment debt securities amounted to Ps 8,265 billion, increasing 7.8% over the year compared to pro forma figures.

     o During 2005, net interest income amounted to Ps 2,049.8 billion, increasing 13.7% compared to 2004 pro forma. However, net interest income for the fourth quarter 2005 was stable compared to the same period of 2004. Similarly, the net interest margin was very stable resulting in a margin of 7.89% during 2005, compared 7.86% during 2004 pro forma.

     o Net fees and income from services for 2005 totaled Ps 768.3 billion, which represents an increase of 22.1% compared to the pro forma figure for 2004. During the fourth quarter of 2005, they amounted to Ps 212.8 billion, up 26.7% compared to the fourth quarter of 2004 pro forma.

     o BANCOLOMBIA's ratio of past due loans to total loans at December 31, 2005 was 2.4% and the ratio of allowances to past due loans was 158%.

     o As the Bank announced on January 2, 2006, its subsidiary Colcorp sold its position in Abonos Colombianos S.A. -- Abocol S.A, to V. International Ventures Inc. As a result of the transaction, there are non-recurrent changes in income and expenses throughout the fourth quarter results.

     o BANCOLOMBIA experienced non-recurrent provisions due to changes in the provisioning regulation.

                                        QUARTER                              AS OF
STOCK INDICATORS                3Q 05             4Q 05             SEP-05            DEC-05
----------------             ------------      ------------      ------------      ------------
Net Income (Ps millions)          269,239           256,578           690,303           946,881
USD Earnings per ADS                0.647             0.617             1.658             2.278
ROAA                                 3.73%             3.50%             3.19%             3.23%
ROAE                                33.34%            31.76%            28.49%            29.30%
P/BV ADS (1)                         2.83              3.55
P/BV Local (2) (3)                   2.80              3.31
P/E (4)                              8.43             11.12
Shares Outstanding            727,827,005       727,827,005

(1)      Defined as ADS price divided by ADS book value.

(2)      Defined as Share price divided by share book value.

(3)      Share prices on the Colombian Stock Exchange

(4)      Defined as market capitalization divided by annualized quarter results

                                                              (BANCOLOMBIA LOGO)

                                                                            4Q05


2.       CONSOLIDATED BALANCE SHEET

2.1      ASSETS

         BANCOLOMBIA's total assets increased 6.8% over the quarter to Ps 30,804 billion as of December 31, 2005 from Ps 28.848 billion as of September 30, 2005, registering a 12,5% increase over the year from pro forma Ps 27,379 billion as of December 31, 2004.

2.1.1    LOAN PORTFOLIO

         Corporate loans were stable over the quarter, but increased 9.76% over the year to Ps 9,558 billion as of December 31, 2005 from Ps 8,708 billion pro forma as of December 31, 2004.

LOAN PORTFOLIO                                                  AS OF                                     GROWTH
(Ps millions)                                31-DEC-04        30-SEP-05        31-DEC-05       4Q 05/3Q 05      4Q 05/4Q 04
--------------                              ------------     ------------     ------------     ------------     ------------
                                             PRO FORMA
CORPORATE
Working capital loans                          6,827,168        7,958,571        7,754,880            -2.56%           13.59%
Loans funded by
 domestic development banks                    1,178,611        1,042,505          948,659            -9.00%          -19.51%
Trade Financing                                  593,294          423,198          749,342            77.07%           26.30%
Overdrafts                                        71,001           87,557           62,043           -29.14%          -12.62%
Credit Cards                                      37,984           44,396           43,084            -2.96%           13.43%
                                            ------------     ------------     ------------     ------------     ------------
TOTAL CORPORATE                                8,708,058        9,556,227        9,558,008             0.02%            9.76%
                                            ------------     ------------     ------------     ------------     ------------
RETAIL AND SMEs
Working capital loans                          1,295,950        1,442,580        1,613,158            11.82%           24.48%
Personal loans                                 1,235,058        1,498,279        1,517,369             1.27%           22.86%
Loans funded by
  domestic development banks                     359,494          385,205          403,412             4.73%           12.22%
Credit Cards                                     638,890          550,927          623,934            13.25%           -2.34%
Overdrafts                                        90,361          134,639          101,957           -24.27%           12.83%
Automobile loans                                 382,107          541,223          631,972            16.77%           65.39%
Trade Financing                                   54,189           60,056           52,449           -12.67%           -3.21%
                                            ------------     ------------     ------------     ------------     ------------
TOTAL RETAIL AND SMEs                          4,056,049        4,612,909        4,944,251             7.18%           21.90%
MORTGAGE                                       1,391,333        1,483,011        1,463,437            -1.32%            5.18%
FINANCIAL LEASES                               2,126,247        2,336,170        2,660,556            13.89%           25.13%
                                            ------------     ------------     ------------     ------------     ------------
TOTAL LOANS AND FINANCIAL LEASES              16,281,687       17,988,317       18,626,252             3.55%           14.40%
ALLOWANCE FOR LOAN LOSSES AND FINANCIAL
LEASES                                          (670,408)        (742,459)        (705,882)           -4.93%            5.29%
                                            ------------     ------------     ------------     ------------     ------------
TOTAL LOANS AND FINANCIAL LEASES, NET         15,611,279       17,245,858       17,920,370             3.91%           14.79%
                                            ------------     ------------     ------------     ------------     ------------

         The retail and small and medium-sized enterprise ("SME") loan portfolio maintained positive growth rates. It totaled Ps 4,944 billion as of December 31, 2005, increasing 7.2% over the quarter and 21.9% over the year.

         Mortgage loans increased 5.2% over the year, amounting to Ps 1,463 billion, but decreased 1.3% quarter-to-quarter compared to the September 30, 2005 results. The quarterly decrease is mainly explained by a mortgage securitization of Ps 32 billion that took place on December 15, 2005. On the other hand, financial leases increased 13.9% over the quarter and 25.1% over the year amounting to Ps 2,661 billion.

                                                              (BANCOLOMBIA LOGO)

                                                                            4Q05


2.1.2    INVESTMENT PORTFOLIO

         BANCOLOMBIA's investments in debt securities amounted to Ps 8,265 billion, increasing 12.6% over the quarter. On a year-to-year basis, this represents an increase of 7.8%, from pro forma Ps 7,667 billion at December 31, 2004.

2.1.3    ASSET QUALITY

         As of December 31, 2005, the Bank's past due loans accounted for 2.4% of total loans. Loans classified as C, D and E accounted for 3.4% of total loans. Furthermore, the ratio of allowances to past due loans at the end of the quarter was 158%, while the ratio of allowances to loans classified as C, D and E was 114%.

LOANS AND FINANCIAL LEASES CLASSIFICATION
(Ps millions)                                     AS OF 31-DEC-04            AS OF 30-SEP-05            AS OF 31-DEC-05
-----------------------------------------     -----------------------    -----------------------    -----------------------
"A" Normal                                    15,128,994         92.9%   16,853,001         93.7%   17,359,081         93.2%
"B" Subnormal                                    531,801          3.3%      503,075          2.8%      638,131          3.4%
"C" Deficient                                    205,870          1.3%      158,943          0.9%      202,934          1.1%
"D" Doubtful recovery                            234,643          1.4%      278,559          1.5%      252,635          1.4%
"E" Unrecoverable                                180,379          1.1%      194,739          1.1%      173,471          0.9%

TOTAL                                         16,281,687          100%   17,988,317          100%   18,626,252          100%
                                              ----------   ----------    ----------   ----------    ----------   ----------

LOANS AND FINANCIAL LEASES CLASSIFIED AS C,
D AND E AS A PERCENTAGE OF TOTAL LOANS AND
FINANCIAL LEASES                                     3.8%                       3.5%                       3.4%

ASSET QUALITY                                                              AS OF                                    GROWTH
(Ps millions)                                          31-DEC-04        30-SEP-05        31-DEC-05         4Q 05/3Q 05   4Q 05/4Q 04
-------------                                         ------------     ------------     ------------     -------------   -----------
                                                       PRO FORMA
Total performing past due loans                            289,268          301,878          224,319          -25.69%        -22.45%
Total non-performing past due loans (1)                    254,773          277,971          227,117          -18.29%        -10.86%
Total past due loans                                       544,041          579,849          451,436          -22.15%        -17.02%
Allowance for loans and accrued interest losses            684,826          755,290          714,537           -5.40%          4.34%
Past due loans to total loans                                 3.34%            3.22%            2.42%
Non-performing loans to total loans                           1.56%            1.55%            1.22%
C, D, and E loans to total loans                              3.81%            3.51%            3.38%
Allowances to past due loans (2)                            125.88%          130.26%          158.28%
Allowances to C, D, and E loans (2)                         110.30%          119.46%          113.59%
Allowances to non-performing loans (2)                      268.80%          271.72%          314.61%
Allowances to total loans                                     4.21%            4.20%            3.84%
Performing loans to total loans                              98.44%           98.45%           98.78%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)      Allowance means allowance for loan and accrued interest losses.

2.2      LIABILITIES

         Total deposits increased 5.0% over the quarter and 5.8% over the year, totaling Ps 18,385 billion as of December 31, 2005. The funding mix improved over the year. Savings deposits increased 15.7%, whereas time deposits decreased 7.2% over the year, compared to pro forma 2004 figures.

                                                              (BANCOLOMBIA LOGO)

                                                                            4Q05


2.3      SHAREHOLDERS' EQUITY

         BANCOLOMBIA's shareholders' equity totaled Ps 3,377 billion at the end of 2005. Compared with September 31, 2005, this amount represents an increase of 4.6% over the quarter and 20.9% over the year. Unrealized gains on available for sale debt securities totaled Ps 58.6 billion as of December 30, 2005.

         At the end of 2005, the Bank's consolidated ratio of technical capital to risk-weighted assets was 10.9%.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS                                AS OF
Consolidated (Ps millions)                        31-DEC-04         30-SEP-05         31-DEC-05
--------------------------------------           ------------      ------------      ------------
                                                  PRO FORMA
Basic capital (Tier I)                              2,156,490         2,123,055         2,169,481
Additional capital (Tier II)                          441,138           464,592           393,822
Technical capital (1)                               2,597,628         2,587,647         2,563,303
Risk weighted assets included market risk          20,661,560        22,371,981        23,457,768
                                                 ------------      ------------      ------------
CAPITAL ADEQUACY (2)                                    12.57%            11.57%            10.93%
                                                 ------------      ------------      ------------

(1)      Technical capital is the sum of basic capital and additional capital.

(2)      Capital Adequacy is Technical capital divided by Risk weighted assets


         CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

         This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements

                                                              (BANCOLOMBIA LOGO)

                                                                            4Q05


3.       INCOME STATEMENT

         BANCOLOMBIA's net income amounted to Ps 256.6 billion during the fourth quarter and Ps 946.9 billion during the year ended December 31, 2005, as compared to Ps 251.8 billion and Ps 801.1 billion for the same periods of 2004 pro forma, respectively.

3.1      NET INTEREST INCOME

         Interest on loans were stable over the quarter, totaling Ps 533.5 billion. On a year-to-year basis, this represents an increase of 7.9% from the pro forma Ps 494.4 billion at December 31, 2004. On the other hand, interests on investment securities reached Ps 824.7 billions in 2005, increasing 8.8% over the year from pro forma Ps 758.3 billion on a pro forma basis as of December 31, 2004. On a quarterly basis, interests on investments amounted to Ps 169.4 billion during the quarter, decreasing 38.0% compared to the previous quarter, due mainly to a not so strong performance of the Colombian bond prices. In sum, net interest income totaled Ps 2,049.8 billion during 2005, increasing 13.7% compared to the previous year pro forma results.

3.2      PROVISIONS

         Provisions for loan and interest losses amounted to Ps 43.8 billion, decreasing 31.7% compared to the results of the previous quarter which, as explained in the previous quarterly release, included additional allowances made for the loans of the acquired companies, following BANCOLOMBIA's credit risk management policies. Ps 26.2 billion from these provisions correspond to adjustments made by the new provisioning regulation. On the other hand, recoveries of provisions for foreclosed assets increased strongly compared to the previous quarter amounting to Ps 26.0 billion.

3.3      FEES AND INCOME FROM SERVICES

         The different sources of fee generation continued their positive trend. Net fees and income from services amounted to Ps 212.8 billion during the fourth quarter of 2005. This represents an increase of 26.7% as compared to Ps 167.9 billion pro forma results for the fourth quarter of 2004.

         BANCOLOMBIA's accumulated unconsolidated credit card billing increased 17.0% during the year, resulting in a 22.3% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 13.4%, resulting in a 16.1% market share.

ACCUMULATED CREDIT CARD BILLING                                                         %                2005
(Millions of pesos as of December 31, 2005)         Dec-04           Dec-05           Growth         Market Share
-------------------------------------------      ------------     ------------     ------------      ------------
                                                  Pro forma
Bancolombia VISA                                      718,740          879,462            22.36%             7.03%
Bancolombia Mastercard                              1,275,721        1,391,484             9.07%            11.12%
Bancolombia American Express                          389,357          517,309            32.86%             4.13%
TOTAL BANCOLOMBIA                                   2,383,818        2,788,255            16.97%            22.28%
                                                 ------------     ------------     ------------      ------------
Colombian credit card market                       10,085,888       12,514,862            24.08%
                                                 ------------     ------------     ------------      ------------

Source: Credibanco, American Express y Red Multicolor

CREDIT CARD MARKET SHARE                                                                 %                2005
Outstanding credit cards as of December 31, 2005     Dec-04           Dec-05           Growth         Market Share
------------------------------------------------  ------------     ------------     ------------      ------------
                                                    Pro forma
Bancolombia VISA                                       159,390          191,821            20.35%             5.55%
Bancolombia Mastercard                                 246,186          258,518             5.01%             7.48%
Bancolombia American Express                            84,366          105,003            24.46%             3.04%
TOTAL BANCOLOMBIA                                      489,942          555,342            13.35%            16.07%
                                                  ------------     ------------     ------------      ------------
Colombian credit card market                         2,812,228        3,454,971            22.86%
                                                  ------------     ------------     ------------      ------------

Source: Credibanco, American Express y Red Multicolor.

                                                              (BANCOLOMBIA LOGO)

                                                                            4Q05


3.4      OPERATING EXPENSES

         Total operating expenses decreased 18.2% during the quarter to Ps 362.5 billion, which represents a 7.4% increase on an accumulated year-over-year basis. BANCOLOMBIA's operating expenses to net operating income efficiency ratio dropped to 51.6% and the operating expenses over average total assets dropped to 5.1%, during the fourth quarter of 2005.

PRINCIPAL RATIOS                                                       QUARTER                                    AS OF
                                                      ---------------------------------------          --------------------------
                                                         4Q 04          3Q 05           4Q 05          31-DEC-04        31-DEC-05
                                                      ----------       -------          -----          ---------        ---------
PROFITABILITY                                         PRO FORMA
Net interest margin (1)                                  8.87%           9.59%           7.80%           7.86%           7.89%
Return on average total assets (2)                       3.92%           3.73%           3.50%           3.12%           3.23%
Return on average shareholders' equity (3)              40.12%          33.34%          31.76%          31.91%          29.30%

EFFICIENCY
Operating expenses to net operating income (4)          56.38%          54.78%          51.62%          55.78%          54.94%
Operating expenses to average total assets (4)           6.49%           6.50%           5.12%           5.85%           5.64%

CAPITAL ADEQUACY
Shareholders' equity to total assets                    10.20%          11.20%          10.96%
Technical capital to risk weighted assets               12.57%          11.57%          10.93%


         (1) Defined as Net Interest Income divided by interest-earning assets.

         (2)      Net income divided by total assets.

         (3)      Net income divided by shareholders' equity.

         (4) Operating income includes net interest income, total fees and income from services, and total other operating income.

3.5      NON-OPERATING INCOME

         There were non-recurrent events such as the sale of real state from Corfinsura and Conavi, the recovery from 2004 income tax provision and the sale of stocks received as payment for fully provisioned charged-off loans, that explain the increase of non-operating income.

                                                              (BANCOLOMBIA LOGO)

                                                                            4Q05


CONSOLIDATED BALANCE SHEET                                                     AS OF                                  GROWTH
                                                           ------------------------------------------     -----------------------
                                                                                                           LAST
(Ps millions)                                                DEC-04           SEP-05         DEC-05       QUARTER        ANNUAL
-------------                                              ----------       ----------     ----------     --------       --------
                                                           PRO FORMA
ASSETS
Cash and due from banks                                     1,122,846        1,040,224      1,241,435        19.34%         10.56%
Overnight funds sold                                          507,540          410,735        488,587        18.95%         -3.73%
TOTAL CASH AND EQUIVALENTS                                  1,630,386        1,450,959      1,730,022        19.23%          6.11%
                                                           ----------       ----------     ----------     --------       --------
DEBT SECURITIES                                             7,667,071        7,342,978      8,264,885        12.55%          7.80%
Trading                                                     4,837,478        4,591,826      5,400,950        17.62%         11.65%
Available for Sale                                          1,943,685        1,879,456      1,842,556        -1.96%         -5.20%
Held to Maturity                                              885,908          871,696      1,021,379        17.17%         15.29%
EQUITY SECURITIES                                             301,944          356,995        268,286       -24.85%        -11.15%
Trading                                                       130,462          170,980         50,805       -70.29%        -61.06%
Available for Sale                                            171,482          186,015        217,481        16.92%         26.82%
Market value allowance                                        (70,566)         (63,673)       (73,468)       15.38%          4.11%
NET INVESTMENT SECURITIES                                   7,898,449        7,636,300      8,459,703        10.78%          7.11%
                                                           ----------       ----------     ----------     --------       --------
Commercial loans                                           10,775,256       11,769,986     11,949,501         1.53%         10.90%
Consumer loans                                              1,898,735        2,300,528      2,437,727         5.96%         28.39%
Small business loans                                           90,116           98,622        115,031        16.64%         27.65%
Mortgage loans                                              1,391,333        1,483,011      1,463,437        -1.32%          5.18%
Finance lease                                               2,126,247        2,336,170      2,660,556        13.89%         25.13%
Allowance for loan losses                                    (670,408)        (742,459)      (705,882)       -4.93%          5.29%
NET TOTAL LOANS AND FINANCIAL LEASES                       15,611,279       17,245,858     17,920,370         3.91%         14.79%
                                                           ----------       ----------     ----------     --------       --------
Accrued interest receivable on loans                          202,064          197,061        206,921         5.00%          2.40%
Allowance for accrued interest losses                         (14,418)         (12,831)        (8,655)      -32.55%        -39.97%
NET TOTAL INTEREST ACCRUED                                    187,646          184,230        198,266         7.62%          5.66%
                                                           ----------       ----------     ----------     --------       --------
Customers' acceptances and derivatives                         96,411          102,755        133,420        29.84%         38.39%
Net accounts receivable                                       317,241          289,699        590,313       103.77%         86.08%
Net premises and equipment                                    502,664          652,828        623,729        -4.46%         24.08%
Foreclosed assets, net                                         81,302           39,180         31,360       -19.96%        -61.43%
Prepaid expenses and deferred charges                          53,781           31,602         26,898       -14.89%        -49.99%
Goodwill                                                       73,607           56,024         50,959        -9.04%        -30.77%
Operating leases, net                                         130,922          143,024        143,974         0.66%          9.97%
Other                                                         404,764          591,032        563,588        -4.64%         39.24%
Reappraisal of assets                                         390,402          424,839        330,915       -22.11%        -15.24%
                                                           ----------       ----------     ----------     --------       --------
TOTAL ASSETS                                               27,378,854       28,848,330     30,803,517         6.78%         12.51%
                                                           ----------       ----------     ----------     --------       --------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                        2,885,725        2,613,728      3,530,279        35.07%         22.34%
Checking accounts                                           2,581,220        2,246,240      3,171,182        41.18%         22.86%
Other                                                         304,505          367,488        359,097        -2.28%         17.93%
                                                           ----------       ----------     ----------     --------       --------
INTEREST BEARING                                           14,488,323       14,902,718     14,854,703        -0.32%          2.53%
Checking accounts                                           1,238,013        1,115,689      1,068,409        -4.24%        -13.70%
Time deposits                                               6,744,413        6,413,490      6,259,800        -2.40%         -7.19%
Savings deposits                                            6,505,897        7,373,539      7,526,494         2.07%         15.69%
                                                           ----------       ----------     ----------     --------       --------
TOTAL DEPOSITS                                             17,374,048       17,516,446     18,384,982         4.96%          5.82%
Overnight funds                                               821,926        1,032,610      1,329,913        28.79%         61.80%
Bank acceptances outstanding                                   67,507           57,209         63,126        10.34%         -6.49%
Interbank borrowings                                          747,183        1,543,154      1,705,468        10.52%        128.25%
Borrowings from domestic development banks                  2,284,972        1,833,188      2,222,083        21.21%         -2.75%
Accounts payable                                              907,987          916,552      1,250,084        36.39%         37.68%
Accrued interest payable                                      182,877          185,168        182,292        -1.55%         -0.32%
Other liabilities                                             301,355          292,033        459,968        57.51%         52.63%
Bonds                                                       1,723,590        1,768,280      1,648,312        -6.78%         -4.37%
Accrued expenses                                              119,353          419,172        130,859       -68.78%          9.64%
Minority interest in consolidated subsidiaries                 55,384           54,319         49,140        -9.53%        -11.27%
                                                           ----------       ----------     ----------     --------       --------
TOTAL LIABILITIES                                          24,586,182       25,618,131     27,426,227         7.06%         11.55%
                                                           ----------       ----------     ----------     --------       --------
SHAREHOLDERS' EQUITY
SUBSCRIBED AND PAID IN CAPITAL                                364,643          363,580        363,914         0.09%         -0.20%
RETAINED EARNINGS                                           1,810,491        2,118,885      2,362,711        11.51%         30.50%
Appropiated                                                 1,009,385        1,428,582      1,415,830        -0.89%         40.27%
Unappropiated                                                 801,106          690,303        946,881        37.17%         18.20%
                                                           ----------       ----------     ----------     --------       --------
REAPPRAISAL AND OTHERS                                        552,066          651,457        592,083        -9.11%          7.25%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES               65,472           96,277         58,582       -39.15%        -10.52%
                                                           ----------       ----------     ----------     --------       --------
TOTAL SHAREHOLDER'S EQUITY                                  2,792,672        3,230,199      3,377,290         4.55%         20.93%
                                                           ----------       ----------     ----------     --------       --------

                                                  (BANCOLOMBIA LOGO)

                                                                4Q05


CONSOLIDATED INCOME STATEMENT                 AS OF                                     QUARTER                         GROWTH
                                      ----------------------               ---------------------------------     -------------------
                                                                DEC-05 /                                          4Q 05/     4Q 05/
(Ps Millions)                          DEC-04       DEC-05       DEC-04      4Q 04      3Q 05         4Q 05        3Q 05     4Q 04
                                      ---------    ---------    --------   ---------   -------       -------     --------   --------
                                      PRO FORMA                            PRO FORMA
INTEREST INCOME AND EXPENSES
Interest on loans                     1,835,772    2,050,274      11.68%     494,444    529,527      533,504       0.75%      7.90%
Interest on investment securities       758,287      824,709       8.76%     217,690    273,298      169,396     -38.02%    -22.18%
Overnight funds                          20,031       33,629      67.88%       6,879      9,141        8,845      -3.24%     28.58%
Leasing                                 245,800      291,472      18.58%      70,313     73,160       82,223      12.39%     16.94%
TOTAL INTEREST INCOME                 2,859,890    3,200,084      11.90%     789,326    885,126      793,968     -10.30%      0.59%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
Interest expense
Checking accounts                        13,505       20,311      50.40%       4,091      5,068        6,153      21.41%     50.40%
Time deposits                           412,387      449,367       8.97%     113,720    115,189      103,521     -10.13%     -8.97%
Savings deposits                        220,215      241,889       9.84%      57,754     60,902       62,606       2.80%      8.40%
TOTAL INTEREST ON DEPOSITS              646,107      711,567      10.13%     175,565    181,159      172,280      -4.90%     -1.87%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
Interbank borrowings                     15,865       54,630     244.34%       5,739     12,834       21,103      64.43%    267.71%
Borrowings from domestic
  development banks                     153,531      156,509       1.94%      37,148     39,176       38,810      -0.93%      4.47%
Overnight funds                          98,040       73,910     -24.61%      23,370     15,001       18,673      24.48%    -20.10%
Bonds                                   143,210      153,658       7.30%      39,132     36,791       36,128      -1.80%     -7.68%
TOTAL INTEREST EXPENSE                1,056,753    1,150,274       8.85%     280,954    284,961      286,994       0.71%      2.15%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
NET INTEREST INCOME                   1,803,137    2,049,810      13.68%     508,372    600,165      506,974     -15.53%     -0.27%
Provision for loan and accrued
  interest losses, net                 (126,321)    (159,214)     26.04%     (29,566)   (64,171)     (17,658)    -72.48%    -40.28%
Adjustment of provisions on loan
  and accrued interest losses by new
  regulations                                --      (26,190)                     --         --      (26,190)
Recovery of charged-off loans            57,613       61,829       7.32%      32,030     15,297       15,226      -0.46%    -52.46%
Provision for foreclosed assets and
  other assets                          (83,409)     (63,969)    -23.31%     (30,533)   (15,562)     (19,733)     26.80%    -35.37%
Recovery of provisions for
  foreclosed assets and other assets     51,595       56,504       9.51%      23,871      6,321       25,949     310.52%      8.71%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
TOTAL NET PROVISIONS                   (100,522)    (131,040)     30.36%      (4,198)   (58,115)     (22,406)    -61.45%    433.73%
NET INTEREST INCOME AFTER PROVISION
  FOR LOANS AND ACCRUED INTEREST
  LOSSES                              1,702,615    1,918,770      12.70%     504,174    542,050      484,568     -10.60%     -3.89%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
Commissions from banking services
  and other services                     77,949      101,355      30.03%      29,015     26,186       39,692      51.58%     36.80%
Electronic services and ATM fees         76,397      101,299      32.60%      21,603     24,743       22,528      -8.95%      4.28%
Branch network services                  42,836       48,984      14.35%      11,578     12,837       13,341       3.93%     15.23%
Collections and payments fees            48,544       56,670      16.74%      13,431     14,640       14,987       2.37%     11.59%
Credit card merchant fees                 8,251       10,076      22.12%         225      2,647        2,689       1.59%   1095.11%
Credit and debit card annual
  fees, net                             192,029      205,606       7.07%      51,283     53,196       52,639      -1.05%      2.64%
Checking fees                            51,239       54,846       7.04%      13,284     14,104       13,960      -1.02%      5.09%
Warehouse services                       49,049       62,155      26.72%      13,068     14,182       20,449      44.19%     56.48%
Fiduciary activities, net                51,178       60,131      17.49%      12,530     16,501       14,803     -10.29%     18.14%
Brokerage fees                           43,014       68,231      58.63%       7,562     23,896       15,478     -35.23%    104.68%
Check remittance                         10,850       10,579      -2.50%       2,705      2,725        2,856       4.81%      5.58%
International operations                 36,476       36,484       0.02%      12,163     13,013        8,844     -32.04%    -27.29%
FEES AND OTHER SERVICE INCOME           687,812      816,416      18.70%     188,447    218,670      222,266       1.64%     17.95%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
Fees and other service expenses         (58,753)     (48,087)    -18.15%     (20,561)   (10,709)      (9,489)    -11.39%    -53.85%
TOTAL FEES AND INCOME FROM
  SERVICES, NET                         629,059      768,329      22.14%     167,886    207,961      212,777       2.32%     26.74%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
OTHER OPERATING INCOME
Net foreign exchange gains             (116,008)     (53,361)    -54.00%     (43,647)   (16,189)      24,303     250.12%    155.68%
Forward contracts in foreign
  currency                              207,222      141,055     -31.93%      66,016     31,447        4,442     -85.87%    -93.27%
Gains on sales of investments
  on equity securities                    3,979        8,097     103.49%       3,563        302        7,698    2449.01%    116.05%
Dividend income                          42,967       42,731      -0.55%       1,498      1,831        1,536     -16.11%      2.54%
Revenues from commercial
  subsidiaries                          107,856       45,020     -58.26%      31,068     27,884      (31,853)   -214.23%   -202.53%
Communication, postage, rent and
  others                                 15,073       10,406     -30.96%       3,983      2,226        1,757     -21.07%    -55.89%
TOTAL OTHER OPERATING INCOME            261,089      193,948     -25.72%      62,481     47,501        7,883     -83.40%    -87.38%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
TOTAL INCOME                          2,592,763    2,881,047      11.12%     734,541    797,512      705,228     -11.57%     -3.99%
OPERATING EXPENSES
Salaries and employee benefits          545,129      615,121      12.84%     146,171    157,833      155,125      -1.72%      6.13%
Bonus plan payments                      33,107       26,826     -18.97%      12,965     12,551        5,572     -55.61%    -57.02%
Compensation                             15,235        8,030     -47.29%       2,320      2,188        1,157     -47.12%    -50.13%
Administrative and other expenses       731,405      793,179       8.45%     198,102    235,245      165,083     -29.83%    -16.67%
Deposit security, net                    44,626       55,050      23.36%      13,398     13,203       13,042      -1.22%     -2.66%
Donation expenses                        11,595          615     -94.70%      11,043        130           82     -36.92%    -99.26%
Depreciation                             96,778       87,633      -9.45%      26,646     22,049       22,401       1.60%    -15.93%
TOTAL OPERATING EXPENSES              1,477,875    1,586,454       7.35%     410,645    443,199      362,462     -18.22%    -11.73%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
NET OPERATING INCOME                  1,114,888    1,294,593      16.12%     323,896    354,313      342,766      -3.26%      5.83%
Merger expenses                           1,799       45,703    2440.47%         223     19,814        7,467     -62.31%   3248.43%
Goodwill amortization Banco de
  Colombia                               22,648       22,648       0.00%       5,662      5,662        5,662       0.00%      0.00%
NON-OPERATING INCOME (EXPENSE)
Other income                             75,674      109,770      45.06%      22,428     12,331       59,448     382.10%    165.06%
Minority interest                        (6,204)      (6,496)      4.71%      (1,761)    (1,430)      (1,978)     38.32%     12.32%
Other expense                           (99,749)    (105,120)      5.38%     (23,386)   (27,321)     (37,464)     37.13%     60.20%
TOTAL NON-OPERATING INCOME              (30,279)      (1,846)    -93.90%      (2,719)   (16,420)      20,006     221.84%    835.79%
INCOME BEFORE INCOME TAXES            1,060,162    1,224,396      15.49%     315,292    312,417      349,643      11.92%     10.89%
Income tax expense                     (259,056)    (277,515)      7.13%     (63,451)   (43,178)     (93,065)    115.54%     46.67%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------
NET INCOME                              801,106      946,881      18.20%     251,841    269,239      256,578      -4.70%      1.88%
                                      ---------    ---------    -------     --------   --------      -------     ------     ------